

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 3, 2016

Via E-mail
Steven J. Little
Chief Financial Officer
CapWest Income, LLC
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re: CapWest Income, LLC**
> **Offering Statement on Form 1-A**
> **Filed October 6, 2016**
> **File No. 024-10620**

Dear Mr. Little:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I, Item 3. Application of Rule 262

1.   We note that you have checked the box indicating that "'bad actor' disclosure under Rule 262(d) is provided in Part II of the offering statement." However, no such disclosure appears to be provided. Please revise to include the relevant disclosure, or advise us why no such disclosure is required.

2.   We note that you intend to invest in real estate-related investments, including loans secured by commercial real property. We further note your risk factor disclosure on page 8 under the heading "The exemption from the Investment Company Act may restrict our operating flexibility . . . ," regarding your intention to conduct your business so as to fall within the exemption from the definition of "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Use of Proceeds, page 10

3.   We note that disclosure on page 13 indicates that the total fees payable to JumpStart are expected to be between 1.4% and 1.8% of the amount raised in offering. Please clarify why you have used the low end of this range in your use of proceeds tables.

4.   Please clarify how you determined that you would have no general and administrative expenses in the event that you raise only 25% of the offering.

Description of Securities, page 15

5.   Please expand your disclosure in this section to include a description of the material terms of the notes, including without limitation the events that constitute default and any acceleration provisions. Refer to Item 202(b) of Regulation S-K.

Description of Business, page 17

6.   We note your disclosure that you expect the structured trust deed investments you will acquire to have a loan-to-value of between 35% and 85%. Please provide disclosure regarding how you will calculate the loan-to-value and what steps you will take to assess the value of the properties securing the loans you acquire.

7.   We note that you plan to acquire a majority of your loans from CapSource, Inc., which is owned by your Manager Steve Byrne. Therefore, it appears that your business will depend on CapSource, Inc.'s experience and underwriting standards and procedures. Please revise your offering circular to include a more detailed discussion of CapSource, Inc.'s experience and prior performance. For example, please consider providing the following disclosure regarding CapSource, Inc.'s experience on similar loans:

- the underwriting standards, criteria, and procedures followed by CapSource, Inc.;
- the number and average value of loans originated by CapSource, Inc.;
- the average interest rate and LTV of these loans;
- the average default rate applicable to these loans and the number of properties on which CapSource, Inc. has foreclosed; and
- the operating results of CapSource's loan portfolio for the last two years.

8.   Please revise your disclosure to describe how you expect to determine the price at which you will acquire loans from CapSource, Inc.

Exhibit 1A-11

9.   We note that you have filed a second copy of your auditor's report in place of the auditor's consent. Please obtain and file a consent from your auditor that references both their audit report and the reference to their name in the disclosure under the heading "Interest of Named Experts and Council".

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact William Demarest, Staff Accountant, at (202) 551-3432, or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

                                    Sincerely,

                                    /s/ Sonia Gupta Barros

                                    Sonia Gupta Barros
                                    Assistant Director
                                    Office of Real Estate and
                                    Commodities

cc: Bryan Clark, Esq.